FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on March 15, 2006

DryShips Inc. Reports Fourth Quarter and Year 2005 Results

March 15, 2006 ATHENS, Greece - DryShips Inc. (Nasdaq: DRYS), announced today its results for the fourth quarter 2005 and the year ended December 31, 2005.

A decision was made in 2005, with effect from 2004, to change the fiscal year end to December 31 from October 31 so that the Company’s financial reports would be in line with other publicly listed shipping companies. Therefore comparisons are made from the three-month period ended December 31, 2005 to the two-month period ended December 31, 2004 and the year ended October 31, 2004.

Net revenues for the fourth quarter of 2005 were $66.5 million compared to $15.7 million for the two months ended December 31, 2004. Operating Income for the fourth quarter of 2005 was $33.4 million compared to $11.4 million for the two months ended December 31, 2004. Net income for the fourth quarter 2005 was $26.1 million compared to $10.8 million for the two months ended December 31, 2004. Basic earnings per share, based on average number shares outstanding, was $ 0.86 for the fourth quarter of 2005.

Net revenues for the year ended December 31, 2005 were $228.9 million compared to $63.4 million for the year ended October 31, 2004. Operating income was $131.1 million for the year ended December 31, 2005 compared to $40.3 million for the year ended October 31, 2004. Net income for the year ended December 31, 2005 was $111.4 million compared to $39.1 million for the year ended  October 31, 2004. Basic earnings per share, based on average number shares outstanding, was $3.85 for the year ended December 31, 2005.

The following are DryShips Inc. Condensed Income Statements for the three months period and the year ended December 2005, the two months period ended December 31, 2004 and the year ended October 31, 2004.

(Dollars in thousands, except per share data and	3 Months Ended	2 Months Ended	12 Months Ended	12 Months Ended
Average Daily Results - unaudited)	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Oct. 31 2004
	Unaudited	Unaduited	Unaudited
INCOME STATEMENT DATA
Voyage revenues	$66,477	$15,699	$228,912	$63,458
Voyage expenses	3,221	1,136	9,592	5,481
Timecharter Equivalent Revenue	63,256	14,563	219,320	57,977

Vessels operating expenses	13,623	1,756	36,720	9,769
Depreciation and amortization	13,575	1,134	42,610	6,451
Management fees	1,411	238	4,962	1,261
General and administrative	1,215	67	3,897	198

Operating Income	33,432	11,368	131,131	40,298

Interest and finance costs, net	(7,458)	(507)	(19,649)	(1,503)
Other, net	131	(5)	(85)	318

NET INCOME	$26,105	$10,856	$111,397	$39,113

Basic and fully diluted earnings per share	$0.86	$0.70	$3.85	$2.54
Weighted average basic and diluted shares outstanding	30,350,000	15,400,000	28,957,397	15,400,000

The following are DryShips Inc. Condensed Balance Sheets as at December 31, 2005 and October 31, 2004.

(Dollars in thousands)	As at	As at
	Dec. 31, 2005	Oct. 31, 04
BALANCE SHEET DATA	Unaudited
Cash and cash equivalents	5,184	6,171
Other current assets	13,594	63,173
Vessels, net	864,735	51,688
Other non current assets	27,049	62,521
TOTAL ASSETS	910,562	183,553

Current portion of long-term debt	107,738	25,453
Other currrent liabilities	28,285	72,725
Long-term debt, net of currrent portion	417,615	89,749
Total Liabilities	553,638	187,927

Total Stockholders' equity	356,924	-4,374
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	910,562	183,553

Capitalization

Debt to total capitalization (debt and stockholders' equity) at December 31, 2005 was 59.5% and net debt (total debt less cash and cash equivalents) to total capitalization was 60.3%.

Fleet Data

(Dollars in thousands, except per share data and
Average Daily Results - unaudited)	3 Months Ended	2 Months Ended	12 Months Ended	12 Months Ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Oct. 31, 2004
Average number of vessels (1)	27.00	6.00	21.37	5.9
Total voyage days for fleet (2)	2,437	366	7,663	2066
Total calendar days for fleet (3)	2,484	366	7,866	2166
Fleet Ultilization (4)	98.1%	100.0%	97.4%	95.4%
Time Charter equivalent (5)	25,465	39,790	28,446	28062
Capesize	35,463	67,930	46,254	n/a
Panamax	21,768	34,162	25,900	n/a
Handymax	15,892	n/a	20,714	n/a
Vessel operating expenses (6)	5,484	4,798	4,668	4510
Management fees	568	650	631	582
General and administrative expenses (7)	489	84	496	91
Total vessel operating expenses (8)	6,541	5,532	5,795	5,183

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

DryShips Inc. Fleet

As at December 31, 2005, DryShips Inc.'s fleet consisted of 27 vessels.

During the three month period ended December 31, 2005, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during period	4.00	21.00	2.00	27.00
Number of vessels at end of period	4.00	21.00	2.00	27.00
Dwt at end of period	657,256	1,512,456	94,503	2,264,215
DWT as percentage of total fleet	29.03%	66.80%	4.17%	100.00%
Average age at end of period	9.50	10.81	7.00	10.33

During the year ended December 31, 2005, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during the year	3.10	16.79	1.48	21.37
Number of vessels at end of year	4.00	21.00	2.00	27.00
Dwt at end of year	657,256	1,512,456	94,503	2,264,215
DWT as percentage of total fleet	29.03%	66.80%	4.17%	100.00%
Average age at end of year	9.50	10.81	7.00	10.33

Fleet Employment

We actively and strategically employ our vessels in the spot charter market (under charters that generally last for periods of 10 days to four months), under period time charters (which can last up to several years) and in drybulk carrier pools.

Timecharter revenue increased during the three-month period and the year ended December 31, 2005 compared to the two-month period ended December 31, 2004 and the year ended October 31, 2004, primarily as a result of an increase in the number of vessels from six vessels as at October 31, 2004 and December 31, 2004 to 27 vessels as at December 31, 2005.

Vessel operating expenses increased to $13.6 million for the three-month period ended December 31, 2005 and $36.7 million for the year ended December 31, 2005, compared to $1.7 million and $9.8 million for the two months ended December 31, 2004 and the year ended October 31, 2004, respectively. Increase in depreciation and amortization was a direct result of the acquisition of 21 vessels during the period February to August 2005.

Fleet Deployment

The table below describes in detail our fleet development and current employment profile:

	Year			Current	Redelivery
	Built	Deadweight	Type	Employment	Earliest	Latest
Capesize
Manasota	2004	171,061	Capesize	$46,000	Sep-06	Nov-06
Alameda	2001	170,662	Capesize	39000
Shibumi	1984	166,058	Capesize	Spot - $20,000
Netadola	1993	149,475	Capesize	Spot - $28,600
Panamax
Conrad Oldendorff	2002	76,623	Panamax	$42,000	Nov-06	Feb-07
Coronado	2000	75,706	Panamax	Spot - $15,750
Waikiki	1995	75,473	Panamax	Spot - $15,750
Mostoles	1981	75,395	Panamax	Baumarine $11,665
Linda Oldendorff	1995	75,100	Panamax	$43,250	Jul-06	Oct-06
Sonoma	2001	74,786	Panamax	Baumarine $16,028
Catalina	2005	74,432	Panamax	Spot - $17,150
Ocean Crystal	1999	73,688	Panamax	Spot - $14,000
Belmonte	2004	73,601	Panamax	$42,000	Apr-06	Jul-06
Toro **	1995	73,034	Panamax	Baumarine $15,860
Xanadu	1999	72,270	Panamax	$35,000	Jun-06	Sep-06
La Jolla	1997	72,126	Panamax	Spot - $17,900
Lacerta **	1994	71,862	Panamax	Baumarine $15,767
Panormos **	1995	71,747	Panamax	Baumarine $16,362
Paragon	1995	71,259	Panamax	$30,000	Aug-06	Oct-06
Iguana	1996	70,349	Panamax	Spot - $14,500
Daytona **	1989	69,703	Panamax	Baumarine $13,788
Lanikai **	1988	68,676	Panamax	Baumarine $13,988
Tonga **	1984	66,798	Panamax	Baumarine $11,100
Flecha	1982	65,081	Panamax	Baumarine $11,660
Striggla **	1982	64,747	Panamax	Baumarine $12,130
Handymax
Alona **	2002	48,640	Handymax	Baumarine $13,255
Matira	1994	45,863	Handymax	Spot - $11,250
DRYSHIPS FLEET		2,264,215

* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market.   For those vessels where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month’s earnings.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 27 drybulk consisting 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. DryShips is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Conference Call and Webcast

On Thursday, March 16, 2006 at 11:00 am EST, the company’s management will host a conference call to discuss the results.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available until Friday, March 23rd, 2006 by dialling 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast: There will also be a live -and then archived- webcast of the conference call, through the internet through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  March 16, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer

End of Filing